UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above:

☐	Merger

☒	Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1  through 10 of this form and complete verification at the end of the form.)

2.	Name of Fund: Principled Equity Market Fund

3.	Securities and Exchange Commission File No.: 811- 08492

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒            Initial Application                                        ☐           Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

20 William Street
Wellesley, Massachusetts 02481

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Peter K. Blume, Esq.		James B. Craver, Esq.
Clark Hill PLC		42 Miller Hill Road
One Oxford Centre	or	P.O. Box 811
Pittsburgh, PA 15219		Dover, MA 02030
412-394-7762		508-785-0171

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

Christopher Y. Williams
Cardinal Investment Services, Inc.
5072 Annunciation Circle, Suite 317
Ave Maria, Florida 34142
239-304-1679

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐            Open-end                          ☒          Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Investment Adviser:	F.L. Putnam Investment Management Company
20 William Street, Wellesley Massachusetts 02481

Sub-Advisor:	PanAgora Asset Management, Inc.
470 Atlantic Avenue, 8th Floor, Boston, Massachusetts 02210

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

None

13.	If the fund is a unit investment trust ("UlT") provide:

(a)	Depositor's name(s) and addressees):

(b)	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes                          ☒ No

If Yes, for each UIT state:
Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                          ☐ No

If  Yes, state the date on which the board vote took place:

May 26, 2015

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes                          ☒ No

If Yes, state the date on which the shareholder vote took place:
If No, explain: Under the Fund’s Declaration of Trust and Massachusetts law, the Board of Trustees has plenary power to authorize the liquidation of the Trust and no shareholder vote is required.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                          ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

June 25, 2015, August 5, 2015

(b)	Were the distributions made on the basis of net assets?

☒ Yes              ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes              ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

☐ Yes             ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

☐ Yes                          ☒ No

If  Yes,  describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

☐ Yes                          ☒ No

If   No,
(a)	How many shareholders does the fund have as of the date this form is filed?

There are 46 shareholders of record

(b)	Describe the relationship of each remaining shareholder to the fund:

A holder of the Fund’s shares is accorded the rights of such a holder under the Fund’s Declaration of Trust and the laws of the Commonwealth of Massachusetts. As the Fund has made its final liquidating distribution and does not have any distributable assets, the shares of the 46 shareholders referenced above do not have any value.  The Fund’s 46 shareholders of record will remain until the Fund is formally dissolved under Massachusetts law.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☒ Yes                          ☐ No

There are two record holders of Fund shares who have not yet received the Fund’s liquidating distributions because the Fund has been unable to ascertain a valid mailing address for those shareholders (“Lost Shareholder”) in order to send liquidating distributions of an aggregate amount of $10,854.50. The un-cashed distribution amounts are being held by the Fund’s Custodian, State Street Bank and Trust Company, pending ongoing efforts to locate these shareholders. At such time as is required by Rule 17AD-17 of the Securities Exchange Act of 1934, as amended, the Fund will cause a database search to be conducted in the manner and with the frequency required by Rule 17AD-17 to continue its attempts to contact the Lost Shareholder.  If the Fund is unable to locate the Lost Shareholder, the un-cashed amount will be held for the period specified by state law to constitute abandonment, and will be escheated if unclaimed by the end of the period.  If the un-cashed amount becomes escheatable, it will be escheated to the state of last residence of the Lost Shareholder.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☒ Yes                          ☐ No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: The Fund has approximately $128,566 in cash.

(b)	Why has the fund retained the remaining assets?

The Fund has retained these assets to cover current and anticipated liabilities and expenses in connection with its liquidation and dissolution, as well as, cover any contingent liabilities. The Fund’s Custodian, State Street Bank and Trust Company, is holding these remaining assets.  Once all of the Fund’s current liabilities and expenses have been paid, it is expected that all of the Fund’s remaining assets will be used to cover future liabilities and expenses, which are included in the expenses set forth in response to question 21 (a) below.

(c)	Will the remaining assets be invested in securities?

☐ Yes                   ☒ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒ Yes                          ☐ No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

As of August 14, 2015, the Fund had the following liabilities that had accrued or were expected to accrue through the date of complete winding up of the Fund:

Legal fees	$12,331
Audit fees	$30,000
Insurance	$41,144
Contingencies and Miscellaneous	$45,091
Total	$128,566

(b)	How does the fund intend to pay these outstanding debts or other liabilities? Out of the cash held by the Fund’s Custodian bank. See the Fund’s response to question 20(b).

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: approximately $22,600

(ii)	Accounting expenses: approximately $23,000

(iii)	Other expenses (list and identify separately):

-	Tail Insurance expenses: approximately $41,200
-	Transfer Agent expenses: approximately $13,000
-	Press releases: approximately $3,500
-	Printing and related filing expenses: approximately $7,500

(iv)	Total expenses (sum of lines (i)-(iii) above): $110,800

(b)	How were those expenses allocated? They were allocated to the Fund.

(c)	Who paid those expenses? The Fund.

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                         ☒ No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes                          ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                          ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Principled Equity Market Fund (the “Fund”), (ii) he is the President of the Fund, and (iii) (all actions by shareholders, Trustees, and any other body necessary to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ DAVID W.C. PUTNAM

David W.C. Putnam
President